Filed Pursuant to Rule 424(b)(3)
Registration No. 333-123438

Prospectus Supplement No. 4 dated January 26, 2006
(To Prospectus dated May 6, 2005)

$60,000,000 Principal Amount of
6.50% Convertible Senior Notes due 2012
and 35,008,536 Common Shares of XOMA Ltd.
Issuable on Conversion of the Notes

       This document supplements the prospectus dated May 6, 2005, as amended and supplemented from time to time, relating to the resale by the holders of convertible senior notes due February 1, 2012 and the common shares issuable upon conversion of the notes. The information set forth in this prospectus supplement reflects updates to information previously provided in the prospectus dated May 6, 2005 and the prospectus supplements dated June 3, 2005, June 16, 2005 and June 28, 2005 and does not reflect any issuance of new securities by XOMA Ltd.

      This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus dated May 6, 2005, including any amendments or supplements to it. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated May 6, 2005, including any amendments or supplements to it.

              The table of selling security holders contained on pages 48-49 of the prospectus dated May 6, 2005 (as supplemented by the prospectus supplements dated June 3, 2005, June 16, 2005 and June 28, 2005) is hereby supplemented with the information contained in the table set forth below.

Name	Principal Amount of Notes Beneficially Owned and Offered	Percentage of Notes Outstanding	Common Shares Beneficially Owned Prior to Offering (1)	Conver sion Shares Offered (2)	Percentage of Common Shares Outstanding (3)	Notes Owned After Completion of Offering (4)	Common Shares Owned After Completion of Offering (4)	Material Relationships (5)

GLG Market Neutral Fund	$1,200,000	2.0%	—	640,170	*	—	—	None
Lyxor/Context Fund Ltd.	$450,000	*	—	240,064	*	—	—	None
Radcliffe SPC Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	$2,350,000	3.9%	—	1,253,667	1.5%	—	—	None

_______________

* Less than 1%

(1)   Does not include common shares issuable upon conversion of the notes.

(2)   Represents common shares issuable upon conversion of the notes that are beneficially owned and offered by the selling security holder, assuming a conversion ratio of 533.4756 common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share interest. The number of common shares issuable upon conversion is subject to adjustment as described under “Description of the Notes—Conversion rights.”

(3)   Percentage ownership is based on 86,312,712 common shares outstanding as of January 25, 2005 plus the common shares into which the notes of such securityholder may be converted.

(4)   Assumes that all of the notes and/or all of the common shares into which the notes are convertible are sold.

(5)   Includes any position, office or other material relationship which the selling security holder has had within the past three years with XOMA Ltd. or any of its predecessors or affiliates.

Information concerning the selling security holders may change from time to time and any changed information will be set forth in additional supplements to the prospectus if and when necessary. In addition, the conversion rate and, therefore, the number of common shares issuable upon conversion of the notes, is subject to adjustment under certain circumstances.

       Investing in the notes involves risks some of which are described in the “Risk Factors” section beginning on page 9 of the prospectus.